# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Butterfly Network, Inc., CIK 0001804176
CUSIP: 124155102
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 07/15/2026
Filed by CIK 0001076352
Persons authorized to receive notices and communications: Jonathan M. Rothberg, Ph.D., c/o Butterfly Network, Inc., 1600 District Avenue, Burlington, Massachusetts (MA), 01803, (781) 557-4800

## Reporting persons
- Rothberg Jonathan M. (CIK 0001076352): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 102,079; shared voting power 726,696; sole dispositive power 102,079; shared dispositive power 726,696; aggregate amount beneficially owned 828,775 (0.4% of the class)
  Comment: This Reporting Person's table is for Class A common stock.
  
  Rows 7, 9 and 11 consists of (i) 80,434 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the "Issuer") held by Jonathan M. Rothberg, Ph.D. and (ii) stock options to purchase 21,645 shares of Class A common stock of the Issuer which are exercisable within 60 days of July 17, 2026, held by Dr. Jonathan M. Rothberg.
  
  Rows 8, 10 and 11 consists of 726,696 shares of Class A common stock of the Issuer held by Dr. Rothberg's spouse.
  
  Row 13 is calculated based on 234,842,768 shares of Class A common stock of the Issuer outstanding as of April 20, 2026.
- Rothberg Jonathan M.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 25,213,303; shared voting power 0; sole dispositive power 25,213,303; shared dispositive power 0; aggregate amount beneficially owned 25,213,303 (100% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Rows 7, 9 and 11 consists of 25,213,303 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC and shares distributed from 4C Holdings I, LLC and held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg's children.
  
  Row 13 is calculated based on 25,213,303 shares of Class B common stock of the Issuer outstanding as of July 17, 2026.
- 4C Holdings I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,716,596; sole dispositive power 0; shared dispositive power 4,716,596; aggregate amount beneficially owned 4,716,596 (18.7% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 25,213,303 shares of Class B common stock of the Issuer outstanding as of July 17, 2026.
- 4C Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (10.4% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 25,213,303 shares of Class B common stock of the Issuer outstanding as of July 17, 2026.
- 4C Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (10.4% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 25,213,303 shares of Class B common stock of the Issuer outstanding as of July 17, 2026.
- 4C Holdings IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,621,701; sole dispositive power 0; shared dispositive power 2,621,701; aggregate amount beneficially owned 2,621,701 (10.4% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 25,213,303 shares of Class B common stock of the Issuer outstanding as of July 17, 2026.
- 4C Holdings V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,845,238; sole dispositive power 0; shared dispositive power 8,845,238; aggregate amount beneficially owned 8,845,238 (35.1% of the class)
  Comment: This Reporting Person's table is for Class B common stock.
  
  Row 13 is calculated based on 25,213,303 shares of Class B common stock of the Issuer outstanding as of July 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share, Class B common stock, par value $0.0001 per share
Name of issuer: Butterfly Network, Inc.
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Comment:
Explanatory Note

This Amendment No. 10 to Schedule 13D ("Amendment No. 10") amends and supplements the Schedule 13D filed on February 22, 2021, as amended by Amendment No. 1 filed on March 26, 2021, Amendment No. 2 filed on March 28, 2022, Amendment No. 3 filed on September 16, 2022, Amendment No. 4 filed on September 13, 2023, Amendment No. 5 filed on August 30, 2024, Amendment No. 6 filed on March 7, 2025, Amendment No. 7 filed on December 1, 2025, Amendment No. 8 filed on December 17, 2025 and Amendment No. 9 filed on March 17, 2026 (as amended, the "Schedule 13D") relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.), a Delaware corporation (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 10. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

The following transactions were effected by the Reporting Persons since the most recent filing of the Reporting Persons on Schedule 13D. All transactions below were effected by the Reporting Persons in connection with estate planning and pursuant to a Rule 10b5-1 trading plan entered into on March 13, 2026.

On July 14, 2026, 815,632 shares of Class A common stock were sold at a weighted average price per share of $7.7178.

On July 15, 2026, 1,730,319 shares of Class A common stock were sold at a weighted average price per share of $7.3228.

On July 16, 2026, 253,867 shares of Class A common stock were sold at a weighted average price per share of $7.0889.

On July 16, 2026, 1,213,634 shares of Class B common stock were sold at a weighted average price per share of $7.0889. In accordance with its terms, the Class B common stock automatically converted into Class A common stock, on a one-to-one basis, upon sale.

## Signatures
- Rothberg Jonathan M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (07/17/2026)
- Rothberg Jonathan M.: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D. (07/17/2026)
- 4C Holdings I, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (07/17/2026)
- 4C Holdings II, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (07/17/2026)
- 4C Holdings III, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (07/17/2026)
- 4C Holdings IV, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (07/17/2026)
- 4C Holdings V, LLC: /s/ Jonathan M. Rothberg, Jonathan M. Rothberg, Ph.D., Manager (07/17/2026)